AM 3/24/2005

05040725

SECU[illegible] [illegible]MISSION
[illegible]ashington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2003 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Descap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue - 4th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert M. Fine, President (212) 546-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis, and Noreman, CPA
(Name – *if individual, state last, first, middle name*)

One Linden Place	Great Neck	New York	11021
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH. D.C.
179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Fine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Descap Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANTHONY ADIPIETRO
Notary Public, State of New York
No. 01AD6033089
Qualified in Queens County
Commission Expires Nov. 8, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report on the internal control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESCAP SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND INDEPENDENT AUDITOR'S REPORT

AND REPORT ON

INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2004

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND INDEPENDENT AUDITOR'S REPORT AND REPORT ON INTERNAL ACCOUNTING CONTROL DECEMBER 31, 2004

INDEX	PAGE

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholder
Descap Securities, Inc.

We have audited the accompanying statement of financial condition of Descap Securities, Inc. as of December 31, 2004, and the related statements of income, changes in shareholders' equity and cash flows for the period October 1, 2003 through December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Descap Securities, Inc. at December 31, 2004 and the results of its operations and its cash flows for the period October 1, 2003 through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

Great Neck, New York
February 1, 2005

DESCAP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and Cash Equivalents	$ 268,804
Marketable Securities Inventory, at Market Value	49,534,920
Investments in Non-Readily Marketable Securities, at Estimated Fair Value	203,300
Deferred Income Taxes	200,000
Deposits with Clearing Houses	225,000
Property and Equipment-Net (Note 2)	569,450
Prepaid Expenses and Other Assets	227,150
	$ 51,228,624

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Marketable Securities Sold Not Yet Purchased, at Market Value	$ 24,728,259
Due to Clearing Houses	14,685,698
Accounts Payable and Accrued Expenses (Note 3)	673,929
Due to Parent Company	825,500
	40,913,386
Commitments (Notes 4, 5, 6, 8, 9, 10, 11, 12 and 13)	
Shareholder's Equity:	
Common Stock , Class A, $.001 par value; 500,000 shares authorized, 175,500 issued and outstanding	176
Common Stock, Class B, $.001 par value; 500,000 shares authorized, 5,800 issues and outstanding	5
Paid-in Capital	1,574,231
Retained Earnings	8,740,826
	10,315,238
	$ 51,228,624

See accompanying notes to financial statements.

DESCAP SECURITIES, INC.
STATEMENT OF INCOME
FOR THE PERIOD OCTOBER 1, 2003 THROUGH DECEMBER 31, 2004

Revenues, Profits and Losses:	
Trading profits realized	$22,909,589
Unrealized trading gains	189,411
Interest	2,884,114
Placement agent fees	692,629
	26,675,743
Expenses:	
Compensation, payroll taxes and benefits	16,023,979
Interest	2,189,037
Clearing charges	1,119,405
Wire quote services	720,825
Professional fees	440,372
Commissions	347,410
Rent and occupancy costs	538,487
Travel and entertainment	335,088
Insurance	182,619
Telephone	87,704
Office	145,882
Depreciation	177,118
Regulatory fees	62,793
Local transportation	63,221
Advertising	27,392
Memberships	7,481
Equipment rental	6,418
Professional education	20,803
Automobile expense and leases	39,409
Repairs and maintenance	7,432
Utilities	32,473
Bank charges	3,008
Miscellaneous	111,448
	22,689,804
Income Before Provision for Income Taxes	3,985,939
Provision For Income Taxes (Note 7)	1,975,000
Net Income	$ 2,010,939

See accompanying notes to financial statements.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

DESCAP SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OCTOBER 1, 2003 THROUGH DECEMBER 31, 2004

	Common Stock Class A .001 Par Value		Common Stock Class B .001 Par Value				
	Shares	Amount	Shares	Amount	Paid-In Capital	Retained Earnings	Shareholders' Equity
Balance, October 1, 2003	175,500	$176	7,400	$7	$6,607,346	$6,729,887	$13,337,416
Net Income						2,010,939	2,010,939
Purchase of 1600 Class B Shares (Note 4)			(1,600)	(2)	(167,458)		(167,460)
Contributions of Capital (Note 4)					1,589,000		1,589,000
Dividends paid					(6,454,657)		(6,454,657)
Balance, December 31, 2004	175,500	$176	5,800	$5	$1,574,231	$8,740,826	$10,315,238

See accompanying notes to financial statements.

DESCAP SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OCTOBER 1, 2003 THROUGH DECEMBER 31, 2004

Cash Flows From Operating Activities:	
Net Income	$ 2,010,939
Adjustments to reconcile net income to cash:	
Depreciation	177,118
Unrealized gains on trading positions	(189,411)
Deferred income taxes	(200,000)
Changes in assets and liabilities:	
Increase in marketable securities inventory, at market value	(49,345,509)
Decrease in due from clearing houses	5,639,875
Increase in due to clearing houses	14,685,698
Decrease in prepaid expenses and other assets	42,097
Decrease in accounts payable and accrued liabilities	(3,606,998)
Increase in securities sold, not yet purchased, at market value	24,728,259
Net Cash Used By Operating Activities	(6,057,932)
Cash Flows From Investing Activities:	
Acquisition of property and equipment	(54,977)
Acquisition of investments in non-readily marketable securities, at estimated fair value	(203,300)
Net Cash Used By Investing Activities	(258,277)
Cash Flows From Financing Activities:	
Capital contributions	1,589,000
Dividends paid	(6,454,657)
Purchase of Class B Common Stock	(167,460)
Increase in due to parent company	825,500
Net Cash Used By Financing Activities	(4,207,617)
Net Decrease in Cash	(10,523,826)
Cash, beginning of period	10,792,630
Cash, end of period	$ 268,804
Supplemental Disclosure of Cash Flows Information	
Cash Paid During the Period For:	
Interest	$ 2,189,037
Taxes	$ 1,989,908

See accompanying notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

Business Organization and Description

On March 31, 1985, Descap Securities, Inc. (the "Company") began operations in the State of New York. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission.

In 1999, the Company expanded its operations by establishing a structured finance services group. The business activities of this group include placement agent and underwriting services, subordinate financing, the arrangement of warehouse lines of credit and small and start-up specialty finance company consulting. The activities described above have been reviewed by the NASD and are within the scope of the business activities allowable accordingly to the Company's NASD "Membership Agreement" dated March 29, 1999.

On May 14, 2004, First Albany Companies Inc. (the "Parent") acquired 100% of the Company's outstanding shares for $25 million in cash and 549,476 shares of the Parent's common stock, plus future consideration based on financial performance. As part of the acquisition, First Albany agreed to grant restricted stock awards for a total of 270,843 shares to certain Descap employees, which will vest ratably over a three year period.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of less than three months at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, marketable securities, accounts payable and accrued expenses approximate their respective fair values at December 31, 2004.

Securities Transactions

Marketable security positions, which consist primarily of institutional mortgage-backed securities and asset-backed securities, are valued at the lower of cost or market. Securities not readily marketable are valued at fair value as determined by management.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

Note 1 - Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

The Company investigates potential impairments of its long-lived assets when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

Revenue Recognition

Generally accepted accounting principles require that trading profits and losses, commission income and related expenses be recorded on a trade date basis unless the difference between trade date and settlement date is immaterial. Agent placement fees are recognized in the period earned.

Income Taxes

The Company's operations are included in the consolidated Federal tax return filed by the Parent. The calculation of the income tax provision is determined under a Company policy which provides that the Company's current and deferred taxes are calculated on a separate return basis. The income tax provision has been prepared as if the Company were a stand-alone entity and filed a separate Federal tax return. Federal tax expenses are allocated to the Company with any corresponding payable or receivable included in due to Parent. The Company files its own state and local tax returns.

Income taxes are accounted for under the asset and liability method of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). Under SFAS No. 109, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Changes in such estimates may affect amounts reported in future periods.

Note 2 - Property and Equipment - Net

Property and equipment consist of the following at December 31, 2004:

Furniture and fixtures	$ 95,486
Office equipment	130,134
Computer equipment and software	153,494
Leasehold improvements	463,200
	842,314
Less: Accumulated depreciation	272,864
	$569,450

Depreciation charged to income was $ 177,118 during the period October 1, 2003 through December 31, 2004.

Note 3 - Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at December 31, 2004:

Compensation and payroll taxes	$ 586,462
Profit sharing plan (Note 4)	11,499
Professional fees	30,000
Other	45,968
	$ 673,929

Note 4 - Shareholders' Equity

During the period October 1, 2003 to May 14, 2004, the Company purchased and retired 1,600 shares of its class B stock for an aggregate amount of $167,460. These shares were purchased from former employees. In addition, the three majority shareholders contributed to Paid-In-Capital an aggregate of $1,589,000 during the period October 1, 2003 to May 14, 2004.

The Board of Directors of the Company declared and paid a special dividend of $6,454,657 to its shareholders of record on May 14, 2004.

Subsequently, on May 14, 2004, the Parent acquired 100% of the Company's outstanding shares (See Note 1).

Note 5 - Retirement Plan

The Company has a qualified non-contributory profit sharing plan, the funding of which is subject to the discretion of the Board of Directors. Total contributions for the period ended December 31, 2004 of $86,499 are to be paid by the due date of the Company's federal corporate income tax return. Additionally, a 401(k) plan is offered which does not call for Company matching.

Effective with the sale of the Company's stock to the Parent, the Company's profit sharing plan is expected to be integrated into the Parent's plan. The details of any such integration has not yet been finalized as of the date of this report. The 401(k) plan is continuing as of December 31, 2004.

Note 6 - Leases

The Company entered into an operating lease for its office space in New York City, which expires in June 2009. The lease requires minimum annual rentals and escalations for increases in real estate taxes. In addition, the Company entered into a lease for office space in Great Neck, NY, which expires in March 2006. Future minimum annual rentals under these leases are approximately as follows:

Year Ending December 31,	Amount
2005	$ 456,000
2006	438,000
2007	440,000
2008	450,000
2009	222,000
	$2,006,000

Rent expense, including occupancy costs, for the period October 31, 2003 through December 31, 2004 was $538,487.

Note 7 - Provision For Income Taxes

The provision for income taxes consists of:

	Current	Deferred	Total
Federal	$ 1,325,500	$ (100,000)	$1,225,500
New York State and other states	359,600	(28,000)	331,600
New York City	448,900	(31,000)	417,900
	$2,134,000	$ (159,000)	$1,975,000

The deferred income taxes primarily arise from tax depreciation in excess of book depreciation, and recognition of deferred compensation for books from the vesting of the restricted stock (see Note 8), not recognized for income tax purposes.

Note 8 - Restricted Stock

In connection with the sale of the Company's stock to First Albany Companies, Inc., the Parent issued 270,843 shares of its restricted stock to the former stockholders of the Company. The shares vest ratably in three equal annual installments beginning one year from the date of the grant. During the vesting period, the participants have voting rights and receive dividends but the shares may not be sold, assigned, transferred, pledged or otherwise encumbered. Additionally, granted but unvested shares are forfeited upon termination of employment, unless certain retirement criteria are met.

The fair value of the restricted shares on the date of the grant is amortized ratably over the vesting period. Compensation expense of $633,223 was recognized for the restricted stock for the period October 1, 2003 through December 31, 2004.

Note 9 - Related Party Transaction

The Parent charged the Company $519,572 and $14,288 for interest and commitment fees, respectively, for the loan taken out by the Parent for the purchase of the Company's stock (see Note 1).

Note 10 - Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 11 - Clearing Broker

In addition, the Company has a minimum $3,000,000 net capital requirements with its clearing broker as well as certain other requirements. If the Company is subject to an Event of Default (as defined in the agreement), the agreement will be terminated.

Note 12 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2004, the Company had net capital of $6,850,206, which was $6,750,206 in excess of its required net capital of $100,000. The Company's ratio of Aggregate Indebtedness to Net Capital was to .22 to 1.

Note 13 - Contingencies

The Company is a party to various claims in the ordinary course of business. Management believes that the aggregate impact of such claims, if any, will not have a material impact on the financial position, results of operations, or liquidity of the Company.

The Company has in place 36 month employment contracts with the three former majority shareholders. In aggregate, the contracts call for "Annual Base Salaries" of $850,000, and "Annual Bonuses" of $1,650,000 paid quarterly.

Additionally, there is an "Earnout" provision for the aforementioned 36 month period which calls for monies to be allocated annually to the former shareholders of the Company. If Descap's pre-tax earnings (measured before "Annual Base Salaries" and "Annual Bonuses") exceeds: 1) $2.5 million, the former shareholders receive 40% of earnings (measured after "Annual Base Salaries" and "Annual Bonuses"); 2) $12.5 million, they receive 50% of such earnings.

Note 13 - Contingencies continued

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(ii) of the Rule.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

Board of Directors and Shareholder
Descap Securities, Inc.

We have audited the accompanying financial statements of Descap Securities, Inc. for the period October 1, 2003 through December 31, 2004 and have issued our report thereon dated February 1, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for purposes of additional analysis, and is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

Great Neck, New York
February 1, 2005

DESCAP SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Schedule I

Net Capital:	
Total shareholders' equity per statement of financial condition	$10,315,238
Deductions - nonallowable assets:	
Property and equipment, net	569,450
Other assets	630,450
Total Nonallowable assets	1,199,900
Haircuts on trading securities	2,265,132
Total Net Capital (Note 12)	$ 6,850,206
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 1,499,429
Total Aggregate Indebtedness	$ 1,499,429
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3% of $1,499,429)	$ 99,962
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital (Note 12)	$ 6,750,206
Ratio of aggregate indebtedness to net capital (Note 12)	.22 to 1

The reconciliation of net capital as reported in the Company's December 31, 2004 Part III (audited) FOCUS Report has not been included in these financial statements as such amount is immaterial.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Shareholder
Descap Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Descap Securities, Inc. for the period October 31, 2003 through December 31, 2004 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Descap Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

Great Neck, New York
February 1, 2005